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                                                                     EXHIBIT 3.6

AMENDMENT OF BYLAWS

     WHEREAS, this Board of Directors deems it to be in the best interests of this Corporation to amend the Bylaws of this Corporation to decrease the number of directors of this Corporation from six to five;

     NOW, THEREFORE, BE IT RESOLVED, that the last sentence of Section 2 of
Article III of the Bylaws be amended, effective as of March 15, 2000, to read in full as follows: "The exact number of directors shall be five until changed as provided in this Section 2."

     RESOLVED FURTHER, that the Secretary of this Corporation is authorized and directed to execute a certificate of the adoption of said amendment to the Bylaws and to enter said amendment as so certified in the minute book of this Corporation.